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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                          MultiMedia Access Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  6254 44 10 4
           --------------------------------------------------------
                                 (CUSIP Number)

                         Mr. Horace T. Ardinger, Jr.,
           9040 Governor's Row, Dallas, Texas 75356, (214) 631-9830
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 24, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 894692 10 2                                        PAGE 2 OF 6 PAGES
----------------------                                       -----------------

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 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

     HORACE T. ARDINGER, JR.
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS*
     PF; WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e).                                                    / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                              (7)  SOLE VOTING POWER
      NUMBER OF                    1,806,556
       SHARES                --------------------------------------------------
     BENEFICIALLY             (8)  SHARED VOTING POWER
      OWNED BY                     -0-
        EACH                 --------------------------------------------------
      REPORTING               (9)  SOLE DISPOSITIVE POWER
       PERSON                      1,806,556
        WITH:                --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,806,556
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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CUSIP NO. 894692 10 2                                               Page 3 of 6


Item 1.  SECURITY AND ISSUER

         This Amendment to Schedule 13D (this "Amendment") relates to the Common Stock, and voting and other contractual rights relating thereto, of MultiMedia Access Corporation, a Delaware corporation (the "Company"), which has its principal executive offices located at 2665 Villa Creek Drive, Suite 200, Dallas, Texas 72534. The purpose of this Filing is to reflect the beneficial ownership of the Company's Common Stock by Horace T. Ardinger, Jr. ("Mr. Ardinger") following the execution of the Securities Purchase Agreement, dated as of February 24, 1999 (the "Agreement").

Item 2.  IDENTITY AND BACKGROUND

        (a)   Mr. Horace T. Ardinger, Jr.
        (b)   9040 Governor's Row, Dallas, Texas 75356
        (c) President, H. T. Ardinger & Son Company, 9040 Governor's Row, Dallas, Texas 75356
        (d) Mr. Ardinger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Mr. Ardinger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f)   Mr. Ardinger is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Ardinger received 191,858 shares of Common Stock and 191,858 warrants ("Warrants") through a private placement in March 1997, for which he paid total consideration of $982,547 from his personal funds. Mr. Ardinger sold 75,000 Warrants in October 1997, for which he received an average of $1.24 per Warrant. Mr. Ardinger sold 40,000 Warrants in December 19997, for which he received an average of $1.25 per Warrant. Mr. Ardinger sold 76,858 Warrants in January 1998, for which he received an average of $1.42 per
Warrant.   As of February 28, 1999, Mr. Ardinger personally owned 191,858 shares of Common Stock of the Company.

         Mr. Ardinger purchased 400,000 shares of Series B Convertible Preferred Stock (the "Preferred Stock") on February 24, 1999, for which he paid total consideration of $4,000,000 from his personal funds. The Preferred Stock has a conversion price of $3.625 per share of Common Stock for each $10.00 liquidation value share of the Preferred Stock; therefore, the Preferred Stock is convertible into approximately 1,103,448 shares of Common Stock on June 23, 1999.

         H.T. Ardinger & Son Company ("H.T. Ardinger & Son"), received 244,565 shares of Common Stock and 244,565 Warrants through a private placement in February 1997, for which H.T. Ardinger & Son paid total consideration of $1,125,000 from its working capital. H.T. Ardinger & Son sold 170,600 Warrants in February 1997, for which it received an average of $1.54 per Warrant. H.T. Ardinger & Son bought 19,800 shares of Common Stock in March 1997, for which it paid total consideration of $106,524 from its working capital. H.T. Ardinger & Son sold 7800 Warrants in April 1997, for which it received an average of $1.50 per Warrant. H.T. Ardinger & Son received 261,250 shares of Common Stock through a private placement in May 1997, for which it paid total consideration of $550,000 from its working capital. H.T. Ardinger & Son sold 48,000 shares of Common Stock in May 1997, for which it received an average of $5.32 per share. H.T. Ardinger & Son sold 1,000 shares of Common Stock in June 1997, for which it received an average of $5.63 per share. H.T. Ardinger & Son bought 80,000 shares of Common Stock in July 1997, for which it paid total consideration of $390,400 from its working capital. H.T. Ardinger & Son bought 69,000 shares of Common Stock in August 1997, for which it paid total consideration of $304,980 from its working capital. H.T. Ardinger & Son sold 35,000 shares of Common Stock in August 1997, for which it received an average of $4.88 per share. H.T. Ardinger & Son sold 46,000 Warrants in August 1997, for which it received an average of $1.00 per Warrant. H.T. Ardinger & Son sold 332,687 shares of Common Stock in September 1997, for which it received an average of $4.51 per share. H.T. Ardinger & Son received 97,500 shares of Common Stock through a private placement in October 1997, for which it paid total consideration of $292,500 from its working capital. H.T. Ardinger & Son sold

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117,687 shares of Common Stock in October 1997, for which it received an average of $4.90 per share. H.T. Ardinger & Son sold 20,165 Warrant in October 1997, for which it received an average of $1.54 per Warrant. H.T. Ardinger & Son received 97,500 shares of Common Stock through a private placement in November 1997, for which it paid total consideration of $97,500 from its working capital. H.T. Ardinger & Son sold 27,000 shares of Common Stock in November 1997, for which it received an average of $4.28 per share. H.T. Ardinger & Son sold 67,500 shares of Common Stock in December 1997, for which it received an average of $3.91 per share.

         H.T. Ardinger & Son sold 25,500 shares of Common Stock in January 1998, for which it received an average price of $3.88 per share. H.T. Ardinger & Son sold 26,000 shares of Common Stock in June 1998, for which it received an average of $3.34 per share. H.T. Ardinger & Son sold 34,000 shares of Common Stock in July 1998, for which it received an average of $2.76 per share. H.T. Ardinger & Son bought 40,000 shares of Common Stock in October 1998, for which it paid $26,400 from its working capital. H.T. Ardinger & Son sold 40,000 Warrants in December 1998, for which it received an average of $1.06 per Warrant. H.T. Ardinger & Son received 260,000 shares of Common Stock through a private placement in February 1999, for which it paid total consideration of $780,000 from its working capital. As of February 28, 1999, H.T. Ardinger & Son owned 511,250 shares of Common Stock of the Company. Mr. Ardinger, as President, is deemed to beneficially own all stock owned by H.T. Ardinger & Son.

Item 4.  PURPOSE OF TRANSACTION

         The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present capitalization or dividend policy of the Company; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

         Mr. Ardinger regularly purchases and sells the Company's Common Stock on the open market. Furthermore, as a result of Mr. Ardinger's purchase of the Preferred Stock, he has been granted the right to appoint three persons to the Board of Directors of the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Ardinger beneficially owns 1,806,556 shares of Common Stock, which represents 14.9% of the outstanding Common Stock. Of the 1,806,556 shares of Common Stock beneficially owned by Mr. Ardinger, 1,295,306 shares were purchased with personal funds by Mr. Ardinger.

         Mr. Ardinger is deemed to beneficially own, as President of H. T. Ardinger & Son Company, 511,250 shares of Common Stock. Of the 511,250 shares deemed to be beneficially owned by Mr. Ardinger, all shares were purchased with working capital of H. T. Ardinger & Son Company.

         The percentage calculations are based upon 12,133,595 shares of Common Stock outstanding on March 22, 1999, as reported in the Company's most recent Quarterly Report on Form 10-KSB, filed March 26, 1999.

         (b) Mr. Ardinger may be deemed to have sole voting and dispositive power over 1,806,556 shares of Common Stock.

         (c)  None.

         (d)  None.

         (e)  Not applicable.


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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         None.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


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         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


March 31, 1999                         /s/ Horace T. Ardinger, Jr.
                                       ----------------------------------------
                                       Horace T. Ardinger, Jr.